SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OUTERWALL INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

J. Scott Di Valerio

Chief Executive Officer

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens Fischer

Allison Handy

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$350,000,000	$45,080
(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $350,000,000 in value of shares of common stock of Outerwall Inc. at a price not greater than $76.32 and not less than $66.82 per share in cash.
(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,080	Filing Party: Outerwall Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 7, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Outerwall Inc., a Delaware corporation (“Outerwall” or the “Company”), on February 7, 2014 (the “Schedule TO”), in connection with the Company’s offer to purchase up to $350 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $76.32 nor less than $66.82 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The applicable portion of the beneficial ownership table and related footnotes thereto set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Beneficial Ownership”) of the Offer to Purchase is amended and restated as follows:

Name	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (1)
More Than 5% Stockholders:
JANA Partners LLC (15) 767 Fifth Avenue, 8th Floor New York, NY 10153	3,722,041	14.7%
BlackRock, Inc. (16) 40 East 52nd Street New York, NY 10022	2,448,077	9.6%
The Vanguard Group, Inc. (17) 100 Vanguard Blvd. Malvern, PA 19355	2,054,350	8.1%
Fine Capital Partners, L.P. (18) 590 Madison Avenue, 27th Fl. New York, NY 10022	1,566,367	6.2%
TPG-Axon Management LP (19) 888 Seventh Avenue, 38th Floor New York, New York 10019	1,434,429	5.6%
Park West Asset Management LLC (20) 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939	1,514,403	6.0%

(15)	Information presented is based on a Schedule 13D filed with the SEC on October 4, 2013 and a Form 4 filed with the SEC on December 30, 2013 by JANA Partners LLC. JANA Partners LLC reports that it has sole voting and sole dispositive powers over the shares.
(16)	Information presented is based on a Schedule 13G filed with the SEC on January 30, 2014 by BlackRock, Inc., as a parent holding company or control person. Pursuant to the filing, BlackRock, Inc. reports that it has sole voting power over 2,349,836 shares and sole dispositive power over 2,448,077 shares.
(17)	Information presented is based on a Schedule 13G/A filed with the SEC on February 12, 2014 by The Vanguard Group (“Vanguard”). Pursuant to the filing, Vanguard reports that it has sole voting power over 39,305 shares, sole dispositive power over 2,017,045 shares and shared dispositive power over 37,305 shares.
(18)	Information presented is based on a Schedule 13G/A filed with the SEC on February 14, 2014 by Fine Capital Partners, L.P., Fine Capital Advisors, LLC, and Debra Fine. Pursuant to the filing, each of Fine Capital Partners, L.P., Fine Capital Advisors, LLC (general partner of Fine Capital Partners, L.P.), and Ms. Fine (manager of Fine Capital Advisors, LLC) reports that each had shared voting power and shared dispositive power over the shares.

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(19)	Information presented is based on a Schedule 13G filed with the SEC on October 8, 2013 by TPG-Axon Management LP, TPG-Axon Partners GP, L.P., TPG-Axon GP, LLC, TPG-Axon Partners, LP, TPG-Axon International, L.P., TPG-Axon International GP, LLC, Dinakar Singh LLC and Dinakar Singh. Pursuant to the filing, each of TPG-Axon Management LP, TPG-Axon GP, LLC, Dinakar Singh LLC and Mr. Singh reports that each has shared voting power and shared dispositive power over 1,434,429 shares; each of TPG-Axon Partners GP, L.P. and TPG-Axon Partners, LP reports that it has shared voting power and shared dispositive power over 507,500 shares; and each of TPG-Axon International, L.P. and TPG-Axon International GP, LLC reports it has have shared voting power and shared dispositive power over 770,145 shares. Mr. Singh is managing member of Dinakar Singh LLC and chief executive officer of the TPG-Axon entities.
(20)	Information presented is based on a Schedule 13G/A filed with the SEC on February 12, 2014 by Park West Asset Management LLC (“PWAM”) and Peter S. Park (sole member and manager of PWAM). The filing reports that PWAM is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”), and that (a) PWIMF held 1,233,999 shares and (b) PWPI held 280,404 shares.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions”) of the Offer to Purchase is supplemented by adding the following text to the list thereunder:

•	As reported on Form 4 filed with the SEC on February 25, 2014, J. Scott Di Valerio (our Chief Executive Officer) tendered 243 Shares on February 22, 2014, at an average price per share of $71.37, and 511 Shares on February 24, 2014, at an average price per share of $70.70, in each case in order to satisfy tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on February 25, 2014, Donald R. Rench (our Chief Legal Officer, General Counsel and Corporate Secretary) tendered 114 Shares on February 22, 2014, at an average price per share of $71.37, and 250 Shares on February 24, 2014, at an average price per share of $70.70, in each case in order to satisfy tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on February 25, 2014, Michael J. Skinner (our President, Coin) tendered 89 Shares on February 22, 2014, at an average price per share of $71.37, and 213 Shares on February 24, 2014, at an average price per share of $70.70, in each case in order to satisfy tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on February 25, 2014, Galen C. Smith (our Chief Financial Officer) tendered 177 Shares on February 22, 2014, at an average price per share of $71.37, and 351 Shares on February 24, 2014, at an average price per share of $70.70, in each case in order to satisfy tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on February 25, 2014, Maria D. Stipp (our President, ecoATM) tendered 121 Shares on February 24, 2014, at an average price per share of $70.70 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on Form 4 filed with the SEC on February 18, 2014, J. Scott Di Valerio (our Chief Executive Officer) received an award of 16,852 shares of restricted stock on February 13, 2014 that vests 25% per year for four years from February 24, 2014, and tendered 1,160 Shares on February 16, 2014, at an average price per share of $72.26 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on Form 4 filed with the SEC on February 18, 2014, James S. Pinckney (our Chief Strategy, Sales & Services Officer) received an award of 3,095 shares of restricted stock on February 13, 2014 that vests 25% per year for four years from February 24, 2014.

•	As reported on Form 4 filed with the SEC on February 18, 2014, Donald R. Rench (our Chief Legal Officer, General Counsel and Corporate Secretary) received an award of 3,783 shares of restricted stock on February 13, 2014 that vests 25% per year for four years from February 24, 2014, and tendered 523 Shares on February 16, 2014, at an average price per share of $72.26 in order to satisfy tax withholding requirements (not an open market transaction).

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•	As reported on Form 4 filed with the SEC on February 18, 2014, Galen C. Smith (our Chief Financial Officer) received an award of 5,502 shares of restricted stock on February 13, 2014 that vests 25% per year for four years from February 24, 2014, and tendered 390 Shares on February 16, 2014, at an average price per share of $72.26 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on Form 4 filed with the SEC on February 18, 2014, Maria D. Stipp (our President, ecoATM) received an award of 3,095 shares of restricted stock on February 13, 2014 that vests 25% per year for four years from February 24, 2014, and tendered 627 Shares on February 16, 2014, at an average price per share of $72.26 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on Form 4 filed with the SEC on February 18, 2014, Michael J. Skinner (our President, Coin) tendered 469 Shares on February 16, 2014, at an average price per share of $72.26 in order to satisfy tax withholding requirements (not an open market transaction).

•	As reported on Form 4 filed with the SEC on February 7, 2014, Donald R. Rench (our Chief Legal Officer, General Counsel and Corporate Secretary) exercised an option to purchase 5,580 Shares at an exercise price of $29.10 per Share on February 6, 2014.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description

(a)(5)(vi)	Investor Presentation dated February 26, 2014

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2014	OUTERWALL INC.

	By:	/s/ J. Scott Di Valerio
J. Scott Di Valerio
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Purchase, dated February 7, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)*	Press release announcing the commencement of the Offer, dated February 7, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(a)(5)(iii)*	Communication to Employees of the Company, dated February 7, 2014

(a)(5)(iv)	Press release for the year ended December 31, 2013 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(v)	Prepared Remarks dated February 6, 2014 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(vi)**	Investor Presentation dated February 26, 2014

(b)(1)	Second Amended and Restated Credit Agreement, dated July 15, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Wells Fargo Bank, National Association, as syndication agent, HSBC Bank USA, National Association, Royal Bank of Canada and U.S. Bank National Association, as co-documentation agents, as well as other lenders that are parties thereto (incorporated herein by reference to the Company’s Form 8-K filed on July 21, 2011, File Number 000-22555).

(b)(2)	First Amendment to Credit Agreement, dated as of October 25, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent for the lenders, and the other lenders party thereto (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(b)(3)	Consent, Waiver and Amendment dated March 7, 2013 under Second Amended and Restated Credit Agreement, dated July 15, 2011, as amended (incorporated herein by reference to the Company’s Form 8-K filed on March 12, 2013, File Number 000-22555).

(b)(4)	Supplement and Amendment to Second Amended and Restated Credit Agreement, effective as of December 9, 2013, among Outerwall Inc., as borrower, the Revolving Lenders, the Additional Term Facility Lenders, and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Company’s Form 8-K filed on December 10, 2013, File Number 000-22555).

(d)(1)	Amended and Restated 1997 Non-Employee Directors’ Stock Option Program (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, File Number 000-22555).

(d)(2)	Executive Deferred Compensation Plan, as amended and restated on December 31, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(3)	2011 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, File Number 000-22555).

(d)(4)	2012 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(5)	Outerwall Inc. 2011 Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(6)	Equity Grant Program for Nonemployee Directors Under the 2011 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(7)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(8)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(9)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(10)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(11)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(12)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(13)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(14)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(15)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(16)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(17)	1997 Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Form DEF 14A filed on April 23, 2010, File Number 000-22555).

(d)(18)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made prior to December 12, 2005 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File Number 000-22555).

(d)(19)	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made prior to December 12, 2005 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2005, File Number 000-22555).

(d)(20)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(21)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(22)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(23)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(24)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(25)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made prior to March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(26)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made on or after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(27)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(28)	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan, as amended on June 4, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, File Number 000-22555).

(d)(29)	Form of Restricted Stock Award under the 1997 Amended And Restated Equity Incentive Plan for Awards Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(30)	Form of Stock Option Grant under 1997 Amended and Restated Equity Incentive Plan For Grants Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(31)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(32)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(33)	Summary of Director Compensation (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(34)	Policy on Reimbursement of Incentive Payments (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(35)	Form of Change of Control Agreement (incorporated by reference to the Company’s Form 8-K filed on March 7, 2007, File Number 000-22555).

(d)(36)	First Amendment to Form of Change of Control Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(37)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(38)	Amended and Restated Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(39)	Change of Control Agreement between Coinstar, Inc. and J. Scott Di Valerio, dated January 19, 2010 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2010, File Number 000-22555).

(d)(40)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(41)	Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(42)	Change of Control Agreement, dated as of January, 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(43)	Restricted Stock Purchase Agreement, dated July 17, 2009, between Coinstar, Inc. and Sony Pictures Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File Number 000-22555).

(d)(44)	Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of July 19, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, File Number 000-22555).

(d)(45)	Second Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of August 29, 2011, between Coinstar, Inc. and Sony (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(46)	Restricted Stock Purchase Agreement, dated June 15, 2010, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File Number 000-22555).

(d)(47)	First Amendment to Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(48)	Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(49)	Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(50)	First Supplemental Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(51)	Form of 4.00% Senior Convertible Note due 2014. Reference is made to Exhibit A of Exhibit (d)(50) (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(52)	Description of the Company’s share-based compensation and share-based payments for content arrangements (incorporated by reference to Note 10 to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(53)	Description of the Company’s officer and director stock ownership guidelines and compensation and post-termination compensation and benefits (incorporated by reference to sections captioned “Compensation Discussion and Analysis—Officer Stock Ownership Guidelines,” “Named Executive Officer Compensation” and “Director Compensation” in the Company’s Definitive Proxy Statement on Form DEF 14A filed on May 13, 2013, File Number 000-22555).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO on February 7, 2014
**	Filed herewith

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